SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HENNESSY CAPITAL ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per whole share

(Title of Class of Securities)

425886 116

(CUSIP Number of Common Stock Underlying Warrants)

Daniel J. Hennessy

Chairman and Chief Executive Officer

Hennessy Capital Acquisition Corp.

700 Louisiana Street, Suite 900

Houston, Texas 77002

Telephone: 713-300-8242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Jeffrey N. Smith, Esq.

Michael P. Heinz, Esq.

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105-0302

Telephone: (212) 370-1300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,300,000	$267.26

*	Estimated for purposes of calculating the amount of the filing fee only. Hennessy Capital Acquisition Corp. (the “Company”) is offering holders of up to 5,750,000 of the Company’s warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), the opportunity to exchange such Warrants for Shares by tendering one Warrant in exchange for 0.1 of a Share. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on January 6, 2015, which was $0.40.

**	Previously paid. The amount of the filing fee assumes that all 5,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $267.26	Filing Party: Hennessy Capital Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: January 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Hennessy Capital Acquisition Corp., a Delaware corporation (“Hennessy Capital” or the “Company”), on January 7, 2015 (as amended and supplemented, the “Schedule TO”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), to exchange 0.1 of a Share in exchange for every Warrant tendered by the holders thereof (approximately one Share for every ten Warrants tendered), up to a maximum of 5,750,000 Warrants, subject to proration, as described in the Schedule TO. The offer is subject to the terms and conditions set forth in the Amended and Restated Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(E) to the Schedule TO, and in the related Amended and Restated Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(F) to the Schedule TO (the “Letter of Transmittal” which, together with the Offer to Exchange, as they may be further amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 5 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange and the related Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the Letter of Transmittal. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exchange.

Items 1	through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	The following sentence is hereby inserted as the seventh sentence in the first paragraph of the risk factor that begins with the caption “We have received a deficiency letter from Nasdaq, and we do not expect to regain compliance with Nasdaq’s listing requirements by the date required by Nasdaq…” on page 10 of the Offer to Exchange:

The Company has been advised in its discussions over the last week with the Nasdaq Staff that, following the Business Combination, we would be ineligible for continued listing on the Nasdaq Capital Market due to Blue Bird’s stockholders’ deficit position for its 2014 fiscal year (as a result of its June 2014 dividend recapitalization) and would need to comply with the Nasdaq Global Market listing requirements at closing of the Business Combination. The Nasdaq Global Market does not have a stockholders’ equity requirement. To qualify for listing on the Nasdaq Global Market, Listing Rule 5450(a)(2) (the “Minimum Holders Rule”) requires us to have at least 400 round-lot holders of our common stock. Therefore, following consummation of the Business Combination, we will be required to demonstrate compliance with the Minimum Holders Rule.

2.	The second paragraph of the risk factor that begins with the caption “We have received a deficiency letter from Nasdaq, and we do not expect to regain compliance with Nasdaq’s listing requirements by the date required by Nasdaq…” on page 10 of the Offer to Exchange is hereby amended and restated as follows:

We are continuing to evaluate all potential options to comply with the Minimum Holders Rule and the Nasdaq Global Market’s listing requirements and believe that once the Business Combination occurs, we will be in a better position to meet Nasdaq’s listing requirements. We anticipate that investors who do not typically invest in special purpose acquisition companies may have a greater interest in acquiring shares of our common stock once we own an operating business. We are continuing to pursue all available options to meet Nasdaq’s listing requirements, but cannot provide assurances that we or the combined company will be able to do so prior to our delisting determination appeal hearing before the Nasdaq Hearings Panel scheduled for March 19, 2015. In any event, our common stock and warrants will remain listed on Nasdaq pending any determination by the Panel. If our securities become delisted from Nasdaq for any reason, the liquidity and price of our securities may be adversely affected.

3.	The first paragraph in the section entitled “The Business Combination” on page 10 of the Offer to Exchange is hereby amended and restated as follows:

On September 21, 2014, we entered into a Purchase Agreement (the “Purchase Agreement”) providing for the acquisition by us of all of the outstanding capital stock of School Bus Holdings Inc. (“SBH”), which, through its subsidiaries, conducts its business under the “Blue Bird” name, from The Traxis Group B.V. (“Seller”), which is majority owned by funds affiliated with Cerberus Capital Management, L.P. We refer to SBH and its consolidated subsidiaries hereafter collectively as “Blue Bird,” and we refer to such acquisition by us hereafter as the “Business Combination.” Pursuant to the Purchase Agreement, the aggregate equity purchase price for the Business Combination will be payable partially in cash and partially in Shares. On February 10, 2015, we entered into an amendment (the “Amendment”) to the Purchase Agreement. The terms of the Amendment provide for a reduction of the aggregate equity purchase price for the Business Combination from $255.0 million to $220.0 million. The cash consideration payable to Seller in the Business Combination remains unchanged.

On February 10, 2015, we entered into a letter agreement with our Sponsor and Seller (the “Founder Share Cancellation Agreement”), which provides for the forfeiture by our initial stockholders, upon closing of the Business Combination, of 1,900,000 shares of our common stock issued prior to our initial public offering (“founder shares”), including all 718,750 “founder earnout shares” (which are subject to forfeiture in certain circumstances as described in the Definitive Proxy Statement). The founder share forfeitures contemplated by the Founder Share Cancellation Agreement will result in an approximately 66% decrease in the number of founder shares outstanding from 2,875,000 to 975,000 upon closing of the Business Combination.

On February 18, 2015, we entered into a Subscription Agreement (“Subscription Agreement”) with four funds managed by Coliseum Capital Management, LLC (such funds, collectively, “Coliseum”), pursuant to which Coliseum has agreed to purchase $25 million in shares of our common stock and $10 million in shares of our Series A convertible preferred stock at or prior to the closing of the Business Combination. The net proceeds from the sale of our Series A convertible preferred stock, and any common stock issued in a private placement to Coliseum, will be used to finance a portion of the cash purchase price in the Business Combination.

The effect of the 6.4 million share reduction resulting from the Amendment, the founder share forfeitures contemplated by the Founder Share Cancellation Agreement and the Coliseum Series A Convertible Preferred Stock subscriptions, taken together, is to reduce the pro forma outstanding common share count by approximately 24%, from 27,087,500 (as disclosed in the Definitive Proxy Statement) to 20,687,500 and decrease the number of our shares of common stock issuable to Seller in the Business Combination by 4.5 million (assuming no redemptions, a decrease of 39.1%) and 3.5 million (assuming 5.0 million in redemptions, a decrease of 22.6%) (after giving effect to the Business Combination and certain warrant exchanges described in the Definitive Proxy Statement, but excluding any common shares underlying the Series A Convertible Preferred Stock to be issued by us to Coliseum and Osterweis in connection with the Business Combination and our unexchanged warrants).

In connection with the Subscription Agreement, we entered into Amendment No. 2 (the “Second Amendment”) to the Purchase Agreement, pursuant to which the parties made certain conforming changes to the Purchase Agreement to reflect, among other items, the Coliseum common and Series A convertible preferred stock subscription and the effect thereof on the cash component of the total purchase price for the Business Combination.

The terms of the Business Combination are described in detail in the Definitive Proxy Statement, filed with the SEC on January 20, 2015, a copy of which is attached hereto as Annex A. The terms of the Amendment and the Founder Share Cancellation Agreement are described in detail in the Company’s Supplement to the Definitive Proxy Statement dated February 10, 2015 and the Company’s Current Report on Form 8-K, filed with the SEC on February 11, 2015. Assuming the adoption of the charter amendment proposals at the special meeting of our stockholders to be held on February 20, 2015 (subject to any adjournment or postponement thereof), we will change the Company’s name to “Blue Bird Corporation” following the consummation of the Business Combination.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(d)(20)	Subscription Agreement for 7.625% Series A Convertible Preferred Stock and Common Stock, dated as of February 18, 2015, by and among Hennessy Capital Acquisition Corp., The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

(d)(21)	Amendment No. 2 to Purchase Agreement, dated as of February 18, 2015, by and among Hennessy Capital Acquisition Corp., Hennessy Capital Partners I LLC (solely for purposes of Section 10.01(a) thereof) and The Traxis Group B.V. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

(d)(22)	Director Removal Letter Agreement, dated as of February 18, 2015, by and between The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman Chief Executive Officer

Date: February 20, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange dated January 7, 2015.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(D)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(E)*	Amended and Restated Offer to Exchange dated January 21, 2015.

(a)(1)(F)*	Amended and Restated Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(G)*	Amended and restated form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(H)*	Amended and restated form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	Press release, issued by the Company on September 22, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by the Company on September 22, 2014).

(a)(5)(B)	Current Report on Form 8-K dated September 21, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by the Company on September 24, 2014).

(a)(5)(C)*	Press release, issued by the Company on January 7, 2015.

(a)(5)(D)	Investor Presentation dated January 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2015).

(a)(5)(E)*	Press release, issued by the Company on January 21, 2015.

(a)(5)(F)*	Press release, issued by the Company on February 6, 2015.

(a)(5)(G)	Supplement to Investor Presentation dated February 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 11, 2015).

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of Hennessy Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(2)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(3)	Securities Subscription Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of September 24, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(4)	Sponsor Warrants Purchase Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of October 15, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(5)	Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(6)	Specimen Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(7)	Registration Rights Agreement among the Company and certain holders party thereto, dated January 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(8)	Letter Agreement by and among the Company, Hennessy Capital Partners I LLC and the insiders named therein, dated January 16, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(9)	Purchase Agreement between the Company and The Traxis Group B.V., dated September 21, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(10)	Form of Backstop and Subscription Agreement by and among the Company, The Traxis Group B.V., Hennessy Capital Partners I LLC and the investor named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(11)	Amended and Restated Subscription Agreement among the Company and certain subscribers party thereto, dated September 23, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(12)	Voting and Support Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein, dated September 21, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(13)	Director Removal Letter Agreement between The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated September 21, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(14)	Sponsor Warrant Exchange Letter Agreement among the Company, The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated January 21, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(15)	Form of Registration Rights Agreement among Blue Bird Corporation (formerly known as Hennessy Capital Acquisition Corp.), The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(16)	Form of Seller Lock-Up Agreement between the Company and The Traxis Group B.V. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(17)	Form of Sponsor Lock-Up Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(18)	Amendment No. 1 to Purchase Agreement, dated as of February 10, 2015, by and among Hennessy Capital Acquisition Corp., Hennessy Capital Partners I LLC (solely for purposes of Section 10.01(a) thereof) and The Traxis Group B.V. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 11, 2015).

(d)(19)	Founder Share Cancellation Agreement, dated as of February 10, 2015, by and among Hennessy Capital Acquisition Corp., Hennessy Capital Partners I LLC and The Traxis Group B.V. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 11, 2015).

(d)(20)	Subscription Agreement for 7.625% Series A Convertible Preferred Stock and Common Stock, dated as of February 18, 2015, by and among Hennessy Capital Acquisition Corp., The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

(d)(21)	Amendment No. 2 to Purchase Agreement, dated as of February 18, 2015, by and among Hennessy Capital Acquisition Corp., Hennessy Capital Partners I LLC (solely for purposes of Section 10.01(a) thereof) and The Traxis Group B.V. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

(d)(22)	Director Removal Letter Agreement, dated as of February 18, 2015, by and between The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on February 19, 2015).

(g)(1)	Definitive Proxy Statement, dated January 20, 2015 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company on January 20, 2015).

(g)(2)	Supplement to Definitive Proxy Statement, dated February 10, 2015 (incorporated by reference to the definitive additional proxy solicitation materials on Schedule 14A filed by the Company on February 11, 2015).

(h)	Not applicable.

*	Previously filed.